

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 4, 2006

Mr. Miguel Fernandez
Chairman
MBF Healthcare Acquisition Corp.
121 Alhambra Plaza, Suite 1100
Coral Gables, FL 33134

> **RE:** **MBF Healthcare Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-135610**
> **Filed July 5, 2006**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

2. Have you identified or been provided with the identity of, or had any indirect contact with potential acquisition candidates? In addition, affirmatively state, if accurate, that neither the company nor any of its affiliates or representatives has,

as of the date of the prospectus, taken steps towards locating or consummating a business combination transaction. Please disclose whether you have any specific business combination under consideration and have had any discussions with respect to such a transaction. If management, the directors, or any affiliate, agent or any other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us. We may have further comment.

3.   Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $142,500,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. We may have further comment.

4.   Please clarify whether the company will or may, invest alongside other blank check companies in pursuing a target business. In addition, please disclose whether the company may invest alongside an affiliate of the company or management.

5.   We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations … (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation …, are likely to arise or to become known to the corporation … within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus

the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

6. Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

7. We note that the company intends to purchase an operating company in the healthcare industry. In an appropriate section, please define this industry.

8. We note that you propose to conduct a private offering immediately prior to the effective date of the current registration statement. In a letter dated March 23, 1984 between John Huber and Michael Bradfield (Bankers Trust letter) the Division took the position that the mere filing of a registration statement was the equivalent to a general solicitation and that, as a result, any securities law exemption for a simultaneous private placement was potentially not valid. This, in turn, would entitle the purchasers to certain statutory and contractual rights, including rescission. Please provide an analysis of this issue with respect to your offering including its effect on the protections offered by the trust account.

9. We note your references throughout the registration statement to the fact that MBF Healthcare Partners, L.P. is a "private equity firm." Please discuss in an appropriate place in the registration statement whether the company may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from either MBF Healthcare Partners, L.P. or an affiliate thereof; and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis, including but not limited to whether the company will seek to obtain an independent fairness opinion from an unaffiliated investment bank with respect to such a transaction. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company's existing stockholder or officers and directors. We may have further comment.

10.   We note your disclosure that MBF Healthcare Partners, L.P. is a private equity
        fund which currently owns 100% of your outstanding stock and, following the
        offering, will own 21%. Please disclose whether MBF Healthcare Partners, L.P.
        is an investment company. If the partnership falls within the exemption under
        Section 3(c)(1) of the Investment Company Act, please advise whether the
        issuance of securities by an entity controlled by the partnership could be attributed
        to the partnership for purposes of the Section 3(c)(1) exemption. We may have
        further comment.

11.   Please advise us of, and describe in the business section, in detail, the similarities
        and differences between the business plans of MBF Healthcare Acquisition Corp
        and MBF Healthcare Partners, L.P. In your analysis, please compare the business
        objectives, targeted investors, risk characteristics and securities invested. We
        may have further comment.

12.   We note your disclosure in the summary and the business section that
        management intends to stay involved with the company following a business
        combination, either as managers or in an advisory capacity. We further note the
        disclosure in the summary on page 2 that the company intends to direct its efforts
        on identifying acquisition candidates that have "a valuable asset embedded in an
        underperforming business that would be more effectively utilized by improved
        management … a moderate or lagging business that may benefit from the
        management expertise that we can bring." We further note the disclosure on page
        51 that "the combination of experience and background of our management team
        … will enable us to identify, attract, and then significantly improve the value of
        potential target businesses in our target industries." In light of this disclosure,
        please disclose in detail, to the extent possible, how the company intends to
        accomplish this, referencing the necessary transaction structure, valuation
        determinations, exchange ratios, and other contingencies which must be addressed
        and structured so as to ensure that the company's management and/or directors
        will be able to maintain their positions with the company post-business
        combination.

13.   The staff notes that each of the officers/directors of the company discloses a
        significant level of experience in the healthcare and closely related industries. In
        each case, a substantial part of such experience is derived from such individual's
        existing and ongoing involvement in private equity funds and/or companies in the
        healthcare industry. In light of the ongoing nature of the involvement of the
        officers/directors with firms such as, MBF Healthcare Partner, L.P., and the
        company's stated intent to focus on acquisition candidates in the healthcare
        industry, please provide the following disclosure: (i) for each of the
        officers/directors of the company, provide a listing of each entity with which a
        conflict of interest may or does exist with the company; (ii) indicate for each such
        entity the priority and preference such entity has relative to the company with
        respect to the performance of obligations and the presentation of business

opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

14. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the "units" being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

15. Considering the comment above, please revise to file the warrant, registration rights, and related agreements as applicable as Exhibits.

Prospectus Cover Page

16.   Please clarify the ownership structure of MBF Healthcare Partners, L.P. including a statement whether any members of your management team hold interests in the partnership. In addition, please confirm whether the partnership is a "closed" partnership as well as whether the partnership or its partners may sell interests in the partnership during the business combination period. In addition, please advise us of the number of investors in the partnership and clarify whether the company will be considered a portfolio company of the partnership.

Prospectus Summary

17.   In the summary section and the business section, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. For example, we note the statement that "[o]verall, national healthcare spending is anticipated to continue to grow at close to 7% per year, reaching nearly $3.8 trillion by 2014." Please clearly provide the source of each assertion.

18.   Please clarify how the 5% interest rate on the loan between MBF Healthcare Partners, L.P. and the company was determined.

19.   On page 8 you disclose that you "will dissolve and promptly distribute only to [y]our public stockholders the amount in the trust account …" Briefly describe here and in more detail in the business section, the procedures that the company will follow in dissolving the company and distributing the proceeds held in trust. Also include the costs of such dissolution and the sources of funding. In addition, please clarify your usage of "promptly" with more definitive language.

20.   Please briefly disclose here and in more detail in the principal shareholders section, the "limited exceptions" referred to on page 8 and state their source as it relates to the escrow of management shares.

Summary Financial Data, page 10

21.   Please revise to clarify whether the initial conversion price of $7.60 payable to a converting shareholder also includes a portion of the deferred underwriter's discount.

22.   Tell us why you have presented the net amount of deferred underwriter discount ($2.4 million) outside of permanent equity. It appears this amount should be classified as a liability. Please advise or revise your capitalization table on page 43 as necessary.

Risk Factors, page 12

23.   On page 13 you state that the proceeds held in trust may not be distributed "until the earlier of (i) a business combination or (ii) our liquidation or as otherwise permitted in our certification of incorporation …" (emphasis added). Please explain the meaning of the underlined portion of this disclosure and how it relates to your language elsewhere that these provisions are obligations to your shareholders. In addition, we note that the third bullet point in the risk factor "Under Delaware law, the requirements …" is unclear – shouldn't this be a restrictive clause?

24.   In reference to risk factor nine on page 15, please file as an exhibit the agreement in which current officers have agreed to be liable for claims by vendors.

25.   On page 21 you disclose that MBF Healthcare Partners, L.P. "has acquired one healthcare company and is targeting companies in the healthcare industry for acquisition or investment." As an initial matter, please disclose the name of the company that the partnership has acquired. Secondly, given that the company and the partnership share common management, please advise why it is appropriate to disclose that your efforts have been limited to organizational activities. In this regard, it seems unclear how the company could claim that the targeting efforts made on behalf of the partnership – the company's sole shareholder, are not attributable to the company. Please explain. Also disclose the due diligence conducted by management with respect to the partnership in the past year – including the name of the company and the approximate size of the investment. We may have further comment.

26.   We reviewed your risk factor disclosures under "Risks Associated with the Healthcare Industry" starting on page 28 and believe that this disclosure is speculative and/or insufficiently detailed. Please advise us why this disclosure is appropriate given that management is uncertain what sort of company it will acquire.

Cautionary Note Regarding Forward Looking Statements, page 35

27.   We note that the company has included, in its identification of forward looking statements, several statements and/or provisions which the company has described elsewhere as obligations to its stockholders. These forward looking statements, which include without limit: (1) your statement that you will not take action to

amend the protective provisions of your certificate of incorporation; (2) your intention to make liquidating distributions as soon as possible in the event that it is required; and, (3) your plan to seek stockholder approval of any business combination, appear to undermine your obligation to act in the manner prescribed by the Form S-1. Please advise or revise.

Use of Proceeds, page 38

28.   Please describe in more detail the statement on page 39 that "[i]nterest earned on the trust account … will be held in the trust account for use in completing a business combination."

Management's Discussion and Analysis, page 46

29.   We note your statement on page 47 and elsewhere that you believe that the $1.8 million held "outside of the trust account will be sufficient to allow [you] to operate for at least the next 24 months …" Please provide support for this assertion.

Proposed Business, page 48

30.   Please provide a company of the Centers for Medicare and Medicare Services reports referenced in this section.

31.   Please explain the meaning of your statement on page 50, "[i]n partnership with experienced management teams, we expect to acquire target businesses that allow our management team the flexibility to make the changes needed to improve and grow the business."

32.   On page 51 you state that you believe you have competitive advantages in sourcing and executing business combinations in your target business. Please revise to clarify who this competitive advantage is relative to (e.g., other blank check companies, private equity funds, etc.)

33.   On page 55 you disclose that you "believe that there are a number of target businesses that are attractive business combination candidates …" Please provide additional disclosure about these companies and clarify what makes them attractive targets.

Certain Relationships and Related Transactions, page 71

34.   We note that your existing shareholder will be entitled to make two demands that you register the resale of the restricted securities placed in escrow. Please clarify the date on which the escrow period expires and state whether the company may or will waive the escrow provisions.

35.   Your page 68 disclosure indicates that Mr. Saladrigas serves as a member of the Advisory Board of MBF Healthcare Partners, L.P. and that you consider him an independent director for purposes of the American Stock Exchange listing standards, and applicable SEC rules. We further note your disclosure that MBF Healthcare Partners, L.P. is your promoter and parent. Accordingly, please disclose the amount and nature of any remuneration paid to Mr. Saladrigas in his role as an advisor. In addition, please provide a legal analysis supporting your statement that he is "independent" in light of the foregoing relationships. If the company concludes that he is not independent, please revise your disclosures accordingly.

36.   Please clarify whether management is, or will be, compensated – directly or indirectly, including performance-based bonuses, by MBF Healthcare Partners, L.P. for services rendered to the company.

37.   Please clarify the language of the fourth bulleted paragraph under "Conflicts of Interest" on page 71.

Principal Stockholders, page 75

38.   Please revise your disclosure to indicate that your presentation also includes any shares which might be acquired in the next 60 days as required by Rule 13d-3.

Shares Eligible For Future Sale, page 80

39.   We note the disclosure on page 80 that "[a]ll of the remaining 5,000,000 shares are restricted securities under Rule 144 … None of those shares will be eligible for resale under Rule 144 prior to [   ], 2008." Please reconcile this statement with the disclosure under the subheading "SEC Position on Rule 144 Sales" on page 80 and analyze how the shares could be eligible for resale under Rule 144 in light of the Division's letter to Ken Worm dated January 21, 2000.

Financial Statements

Notes to Financial Statements

General

40.   Please revise to disclose the pertinent details related to the private placement of 312,500 units to MBF Healthcare Partners, LP, a stockholder and affiliate. Please ensure that you disclose here and throughout your filing the material terms of the warrants included in the private placement (warrants purchased separately and underlying the units); state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.

Other Regulatory

41.   Please provide a current consent of the independent accountants in any amendment.

Exhibits

Exhibit 5.1

42.   Please note that because your warrants and purchase options are also considered contractual provisions your legality opinion should be revised to: (1) state that they are valid, binding obligations of the company; and, (2) reference the state contract law covering the agreements.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Laurie Green

Mr. Fernandez
MBF Healthcare Acquisition Corp.
August 4, 2006
p. 12